(As filed with the Securities and Exchange Commission on September 14, 2001)

                                                                File No. 70-9909

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                         Carolina Power & Light Company
                     North Carolina Natural Gas Corporation
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                            Florida Power Corporation
                               One Progress Plaza
                          St. Petersburg, Florida 33701

             (Names of companies filing this statement and addresses
                         of principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Associate General Counsel      William T. Baker, Jr., Esq
     Progress Energy Service Company, LLC        Thelen Reid & Priest LLP
     410 South Wilmington Street                 40 W. 57th Street, 25th Floor
     Raleigh, North Carolina  27602              New York, New York  10019

     The Application/Declaration filed in this proceeding on July 16, 2001, as amended and restated in its entirety by Amendment No. 1, filed July 26, 2001, is hereby further amended as follows:

     1.   The final paragraph of Item 1.1 is amended to read as follows:

     "Except as stated in the preceding paragraph, Progress Energy and NCNG are not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the December 12, 2000 Order to any specific securities issued by Progress Energy or NCNG. Progress Energy will maintain common equity as a percentage of consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period. Accordingly, Progress Energy will not issue any securities unless, on a pro forma basis to take into account the issuance of such securities and the application of proceeds, common equity as a percentage of consolidated capitalization will remain at or above 30%."

     2.   The second paragraph of Item 3 - Applicable Statutory Provisions is
                                           -------------------------------
amended to read as follows:

     "Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs and FUCOs is approximately $217.9 million, or approximately 11.0% of Progress Energy's "consolidated retained earnings" (as defined in Rule 53(a)) for the four quarters ended June 30, 2001 ($1.98 billion)."

     3.   The following exhibit, as listed in Item 6 - Exhibits and Financial
                                                       ----------------------
Statements, is filed herewith:
----------

               F -  Opinion of Counsel.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROGRESS ENERGY, INC.
                                        CAROLINA POWER & LIGHT COMPANY
                                        NORTH CAROLINA NATURAL GAS CORPORATION
                                        FLORIDA POWER CORPORATION


                                        By: /s/ William D. Johnson
                                                -------------------------------
                                        Name:   William D. Johnson
                                        Title:  Secretary

Date:  September 14, 2001


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